UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated February 5, 2015.

2.              Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

2

Press Release

ABB — Robust orders growth, dividend increase

Full-year summary

•             ABB delivers 10%(1) order growth to $41.5 bn on focused growth initiatives

•             Base orders up 5%(1), large orders up 50%(1), positive book-to-bill at 1.04x(3)

•             Power Systems (PS) and lower opening order backlog impacted revenues of $39.8 bn

•             PS at breakeven operational EBITDA(2), comparable operational EBITDA margins in other divisions steady

•             6th consecutive year of +$1 bn in cost savings

•             Net income at $2.6 bn, operational EPS(3) $1.28, basic EPS $1.13

•             Free cash flow(3) up 9%, conversion rate(3) up to 110%; cash return on investment(3) 12.7%, up 110 basis pts

•             Portfolio pruning generated more than $1 bn in pre-tax proceeds

•             Board proposes 6th consecutive dividend increase to CHF 0.72 per share

•             Next Level strategy well under way to accelerate sustainable value creation

Q4 summary

•             6th consecutive quarter of base order growth(1), total orders steady at $9.4 bn

•             Solid progress on PS turnaround, 2.4% operational EBITDA margin(3)

•             Net income up to $680 mn, operational EPS(3) $0.34, basic EPS $0.30

•             Cash from operations reflects more balanced cash generation over the year

•             Partnership with Hitachi on HVDC technology for Japan

•             Foundation for Next Level in place: Market-focused organization implemented, top 1,000 positions filled, performance-based compensation model finalized

•             Peter Voser proposed as new Chairman of the Board

“2014 was a demanding year where we had to overcome the challenges of Power Systems and a low order backlog,” said CEO Ulrich Spiesshofer. “We delivered on our ambition to achieve full-year profitability in Power Systems and took decisive actions to drive organic growth, cost-out and cash generation.

“Our solid progress on the Next Level strategy puts us in a strong position to manage the global uncertainties heading into 2015. Our proposal to increase the dividend for the sixth consecutive year demonstrates our commitment to long-term sustainable value creation.”

2014 Q4 and full-year key figures

$ millions unless otherwise indicated	Q4 14	Q4 13	US$	Local	Like-for- like(3)	FY 14	FY 13	US$	Local	Like-for- like(3)
Orders	9’365	10’003	-6%	-1%	1%	41’515	38’896	7%	9%	10%
Order backlog (end Dec.)	24’900	26’046	-4%	5%
Revenues	10’346	11’373	-9%	-3%	-1%	39’830	41’848	-5%	-2%	-2%
Operational EBITDA	1’380	1’418	-3%			5’400	6’075	-11%
as % of operational revenues(3)	13.3%	12.5%				13.5%	14.5%
Net income	680	525	30%			2’594	2’787	-7%
Basic earnings per share ($)	0.30	0.23				1.13	1.21
Cash flow from op. activities	1’833	2’092	-12%			3’845	3’653	5%
Free cash flow(3)						2’857	2’632	9%
as % of net income						110%	94%
Cash return on investment (CROI)(3)						12.7%	11.6%

Full-year 2014 results

ABB continued to drive its organic growth initiatives in 2014 and delivered 9-percent order growth(4) (10 percent like-for-like). Orders were steady to higher in all regions and divisions despite a challenging market environment. Large orders (above $15 million) grew 50 percent. Base orders were 4 percent higher (5 percent like-for-like) and grew in each quarter of the year. The order backlog grew 5 percent and the book-to-bill ratio improved to 1.04x from 0.93x compared to the end of 2013.

“Through our organic growth initiatives and continued focused investments in innovation and sales, we grew orders faster than the market in a highly volatile environment,” said CEO Ulrich Spiesshofer. “This resulted in a stronger order backlog heading into 2015. Our customer satisfaction score NPS again went up, to 44, reflecting that our customers appreciate the many efforts we take in improving customer service every day.”

Revenues and operational EBITDA were lower due to the lower opening order backlog and project-related charges in Power Systems, but strong business execution resulted in higher full-year operating cash flow generation. Successful implementation of the ‘step change’ program to reposition the Power Systems division for a return to long-term consistent growth and profitability resulted in a full-year break-even operational EBITDA for the division. The operational EBITDA margin in the Discrete Automation and Motion division was impacted by the dilutive effect of the Power-One acquisition completed in the second half of 2013. Excluding that effect, the comparable operational EBITDA margin was slightly higher.

“We delivered on our ambition to achieve a break even result for Power Systems for the full year,” Spiesshofer continued. “The other divisions all generated steady comparable margins. We improved cash generation, and for the 6th consecutive year took out more than $1 billion in costs which shows that our relentless execution focus is really paying off.”

Net income was $2.6 billion and basic earnings per share was $1.13. Successful measures to improve net working capital management contributed to higher cash from operations and free cash flow conversion(3) and supported an increased cash return on investment (CROI)(3) of 12.7 percent.

In 2014, the company returned more than $2.8 billion in cash to shareholders through share repurchases and the annual dividend. For 2014, the Board has proposed a dividend increase to 0.72 Swiss francs compared to 0.70 Swiss francs for the previous year. The proposal is subject to approval by shareholders at the company’s annual general meeting on April 30, 2015.

Q4 2014 results

ABB’s order pattern in its three major customer sectors remained largely unchanged in the quarter. Utilities continued to be cautious in capital expenditures in response to regulatory uncertainties in Europe and lower electricity consumption related to GDP growth in most other regions. However, they continued to make selective investments in power transmission to link grids and to integrate renewable power sources.

Demand from industrial customers varied widely by sector and region. Overall, industrial demand for both power and automation solutions to improve the productivity and efficiency of existing assets remained steady. Demand in the upstream oil and gas sector remained strong and the potential impact of lower oil prices was not visible in the quarterly results. Demand in the mining sector remained at low levels. The strong automation growth trajectory seen in the automotive sector in recent years continued in 2014, driven by a combination of

2

new model introductions, innovations in robot technologies and regional expansion. The ongoing need to improve the efficiency of rail and marine transportation benefited both the power and automation businesses in the quarter, while construction markets were mixed.

Total orders received in the quarter were stable (up 1 percent on a like-for-like basis). The appreciation of the US dollar in Q4 2014 versus the prior year period resulted in a negative translation impact on orders of 5 percent and on revenues of 6 percent.

Base orders increased for the sixth consecutive quarter and were up 2 percent (4 percent like-for-like), supported by growth initiatives across many businesses, products and geographies. Base orders grew in the two power divisions, reflecting both positive demand from industry customers as well as initiatives in Power Systems to drive growth in base orders that are lower risk and have higher ABB value-added. Base order growth compensated the timing effect of lower large orders, which represented 11 percent of total orders received in the quarter, compared to 14 percent in the same quarter in 2013.

Service orders represented 18 percent of total orders.

Revenues declined 3 percent (down 1 percent like-for-like) in the fourth quarter. Higher like-for-like revenues in the company’s short-cycle businesses, especially in Low Voltage Products, were not sufficient to offset revenue decreases in the power divisions, where opening order backlogs were lower. Service revenues increased 6 percent (7 percent like-for-like) and reached 17 percent of total revenues, up from 16 percent in the same quarter a year earlier.

The order backlog at the end of December amounted to $25 billion, an increase of 5 percent in local currencies compared to the end of the same quarter in 2013.

Orders received and revenues by region

	Orders received		Change			Revenues		Change
$ millions unless otherwise indicated	Q4 14	Q4 13	US$	Local	Like-for- like	Q4 14	Q4 13	US$	Local	Like-for- like
Europe	3’110	3’300	-6%	4%	5%	3’434	3’903	-12%	-2%	-1%
The Americas	2’694	3’024	-11%	-8%	-4%	2’952	3’223	-8%	-4%	1%
Asia	2’587	2’523	3%	6%	7%	2’919	3’067	-5%	-1%	0%
Middle East and Africa	974	1’156	-16%	-11%	-11%	1’041	1’180	-12%	-8%	-8%
Group total	9’365	10’003	-6%	-1%	1%	10’346	11’373	-9%	-3%	-1%

Base orders were higher in all regions on a like-for-like basis in the fourth quarter, with timing-related decreases in large orders accounting for the order reduction in the Americas and the Middle East and Africa.

Growth in Europe was led by Sweden and Finland, driven mainly by orders in the rail and marine transportation sectors. Orders were also higher in France, Italy and Switzerland, while Germany was stable and eastern Europe was lower.

Orders were lower in the Americas, mainly reflecting a timing-related decline in large orders in the power businesses in the US and Canada compared with the same period the year before. Base orders increased in the region.

3

The large markets of China and India recorded higher orders in the fourth quarter, leading to a 6-percent increase in Asia (7 percent like-for-like). Orders also grew strongly in Japan.

Orders decreased in the Middle East and Africa, mainly the result of lower large orders in the oil and gas sector.

Starting in the first quarter of 2015, ABB will begin reporting regional growth in three regions: Europe, the Americas, and Asia, the Middle East and Africa.

Orders received and revenues by division

	Orders received					Revenues
			Change					Change
$ millions unless otherwise indicated	Q4 2014	Q4 2013	US$	Local	Like- for- like	Q4 2014	Q4 2013	US$	Local	Like- for- like
Discrete Automation and Motion	2’379	2’484	-4%	1%	1%	2’583	2’687	-4%	1%	1%
Low Voltage Products	1’722	1’844	-7%	0%	5%	1’793	2’022	-11%	-5%	2%
Process Automation	1’907	2’024	-6%	2%	1%	2’094	2’261	-7%	0%	1%
Power Products	2’548	2’554	0%	5%		2’825	3’070	-8%	-2%
Power Systems	1’437	1’789	-20%	-14%		1’965	2’300	-15%	-9%
Corporate and other (incl. inter-division eliminations)	(628)	(692)				(914)	(967)
ABB Group	9’365	10’003	-6%	-1%	1%	10’346	11’373	-9%	-3%	-1%

Discrete Automation and Motion: Orders and revenues were steady in a mixed environment. Growth initiatives to sell packaged industrial services and solutions supported growth in the robotics and drives businesses in the quarter. Orders increased in Europe and were lower in Asia and the Americas. Higher service revenues compensated lower revenues in longer cycle businesses with lower opening order backlogs.

Low Voltage Products: Like-for-like orders increased in all businesses and were strongest in the Middle East and Africa and higher in the Americas, supported by successful initiatives to increase the sale of ABB products in the US through the Thomas & Betts distribution system. Order growth was steady in Europe and Asia. Like-for-like revenues were also higher.

Process Automation: Orders were steady at high levels in the quarter, with both large and base orders near the same levels as in the same period in 2013. The upstream oil and gas and marine sectors were stronger than mining and metals. Orders grew in the Americas and Europe and were steady in Asia. Orders declined in the Middle East and Africa as a large order taken in the same period in 2013 was not repeated. Revenues were also stable, as higher service revenues offset the lower opening order backlog in the systems business.

Power Products: Both large and base orders increased in most regions, supported by industrial demand as well as selective power transmission investments. Orders grew in all regions except Europe, driven by growth in emerging markets. The revenue decline in the quarter largely resulted from the lower opening order backlog.

Power Systems: An increase in base orders, reflecting in large part ongoing initiatives to reposition the business and focus on high value-added projects, was more than offset by a lower intake of large orders due to the

4

timing of awards compared to the same quarter a year earlier. Revenues were lower than the previous year, impacted by the lower opening order backlog.

Earnings overview

Operational EBITDA

Lower revenues and a negative translation effect from the appreciation of the US dollar resulted in a 3-percent decline in operational EBITDA to $1.4 billion in the fourth quarter. The operational EBITDA margin increased. This was partly due to a positive operational EBITDA in the Power Systems division, which reported a loss in the same period in 2013 on charges related to operational performance. Cost savings of approximately $350 million and further productivity improvements more than offset price pressures in the quarter.

In line with the updated financial targets in the company’s Next Level strategy, ABB will change to reporting operational EBITA(3) instead of operational EBITDA with its first quarter 2015 results.

Net income

Net income for the quarter increased to $680 million and included after-tax gains from the sale of businesses and charges for foreign exchange and commodity timing differences. Basic earnings per share amounted to $0.30 in the fourth quarter compared to $0.23 in the same quarter a year earlier.

Balance sheet and cash flow

Total debt at the end of the fourth quarter amounted to around $7.7 billion, compared with $8 billion at the end of 2013. Net debt(3) at the end of the fourth quarter decreased to $923 million from $1.5 billion at the end of 2013 reflecting the strong cash flow from operations in 2014.

ABB reported cash from operations of $1.8 billion in the fourth quarter, a timing-related decrease of 12 percent compared with the same quarter in 2013. The decline is mainly the result of ongoing measures to better balance cash flows over the full year and reduce the historical trend of very high cash flows in the fourth quarter.

5

Earnings and cash flows by division

	Operational EBITDA			Operational EBITDA margin		Cash flows from operating activities
$ millions unless otherwise indicated	Q4 2014	Q4 2013	Change US$	Q4 2014	Q4 2013	Q4 2014	Q4 2013	Change US$
Discrete Automation and Motion	444	463	-4%	17.2%	17.2%	487	459	6%
Low Voltage Products	355	386	-8%	19.8%	19.1%	443	458	-3%
Process Automation	278	296	-6%	13.2%	13.1%	386	313	23%
Power Products	410	467	-12%	14.5%	15.2%	518	802	-35%
Power Systems	49	(50)	n/a	2.4%	-2.2%	203	250	-19%
Corporate and other (incl. inter-division eliminations)	(156)	(144)				(204)	(190)
ABB Group	1’380	1’418	-3%	13.3%	12.5%	1’833	2’092	-12%

Discrete Automation and Motion: The operational EBITDA margin was steady, as cost and productivity measures offset weaker margins in the Power-One solar inverter business compared to the same quarter a year earlier.

Low Voltage Products: The improved operational EBITDA margin reflects a combination of positive product mix as well as continued success to reduce cost and increase productivity.

Process Automation: The operational EBITDA margin remained steady compared to the same quarter a year earlier.

Power Products: Operational EBITDA and margin decreased compared with a high level a year ago, reflecting lower revenues, mix effects and increased investments in sales compared with the same quarter in 2013.

Power Systems: Operational EBITDA and margin improved as charges related to project delays and operational issues decreased significantly compared to the year-earlier period as a result of the success of ongoing measures to de-risk the business and focus on higher value-added projects.

Dividend and share buyback

ABB’s Board of Directors has proposed to increase the dividend for 2014 by 0.02 Swiss francs to 0.72 Swiss francs per share, compared with 0.70 Swiss francs per share in the prior year. The proposal is in line with the company’s dividend policy to pay a steadily rising, sustainable dividend over time.

If approved by shareholders at the company’s annual general meeting on April 30, 2015, the Board proposes that the dividend be paid in a tax efficient way in two tranches: one of 0.55 Swiss francs from ABB Ltd’s capital contribution reserve in May 2015 and the other of 0.17 Swiss francs from a reduction in the nominal (par) value of the ABB share from 1.03 Swiss francs to 0.86 Swiss francs in July, 2015. Both forms of payment would be exempt from Swiss withholding tax.

For the dividend paid from ABB’s capital contribution reserve, the ex-dividend date would be May 4, 2015 for American Depositary Shares traded on the New York Stock Exchange in the US, and May 5, 2015 for shares traded on the SIX Swiss Exchange and on the NASDAQ OMX exchange in Sweden. The payout dates would be May 7, 2015, for shares traded on the SIX Swiss Exchange, May 11 for shares traded on the NASDAQ OMX exchange in Sweden, and May 14 for American Depositary Shares traded on the New York Stock Exchange in the US.

6

For the dividend from the nominal value reduction, the ex-dividend and payout dates in Switzerland are expected in July 2015, in line with Swiss regulatory processes. Further information will be made available on ABB’s website in due course.

ABB announced a $4-billion share buyback program in September 2014. During the fourth quarter, ABB purchased approximately 17 million shares under the program with a buyback value of approximately $380 million. Since the program was announced, the company has purchased a total of approximately 33 million shares with a buyback value of approximately $730 million.

Divestitures and portfolio pruning

In the fourth quarter, ABB completed the divestiture of its Full Service business for an undisclosed amount. The divestment, which was announced in August 2014, is in line with ABB’s commitment to continuous portfolio optimization. In 2014, ABB raised more than $1 billion in pre-tax proceeds from divesting businesses that have no substantial synergies with the rest of the portfolio. Divestitures and other portfolio pruning activities in 2014 and 2013 reduced 2014 revenues by approximately $500 million compared with 2013.

Board changes

As announced in December, ABB Chairman Hubertus von Grünberg and Board member Michael Treschow have decided not to stand for re-election to the Board of Directors at the next annual general meeting.

Furthermore, the Board unanimously nominated Peter Voser to succeed von Grünberg as Chairman. Peter Voser was CEO of Royal Dutch Shell, one of the world’s largest companies, from 2009 until the end of 2013. From 2002 to 2004, Voser was CFO of ABB and a key leader behind the successful turnaround and repositioning of the company for long-term profitable growth. Voser also brings a wealth of experience as a Board member of publicly listed companies such as Roche, UBS and Aegon.

As previously announced, ABB’s Board of Directors has unanimously proposed David Constable as a new Board member. Constable is the President and CEO of Sasol Limited, a leading international integrated energy and chemicals company.

Shareholders will vote on both proposals at the company’s next annual general meeting on April 30, 2015.

Next Level strategy

In September, ABB announced its Next Level strategy and financial targets for the 2015-2020 period aimed at accelerating sustainable value creation from its leading power and automation portfolio. The strategy builds on the three focus areas of profitable growth, relentless execution and business-led collaboration.

The focus of profitable growth is to shift the company’s center of gravity towards greater competitiveness, higher organic growth and lower risk. ABB intends to drive organic growth through the PIE concept (penetration, innovation, expansion), further increase competitiveness in areas such as technology, service and software, and reduce intrinsic business risks by, for example, aligning business models more closely with ABB’s core competencies. Organic growth will be complemented by incremental strategic acquisitions and partnerships. The recently-announced partnership with Hitachi is an example of partnership-based expansion into new segments.

ABB has been successful in relentlessly executing its programs to reduce costs and improve customer service. The company intends to broaden those efforts by developing a leading operating model across ABB, starting with the areas of white-collar productivity, net working capital management, and quality. For 2015, the completion of the Power Systems ‘step change’ program will remain a high priority. Major Group-wide change

7

management will be implemented through 1,000-day programs that drive and coordinate change across all businesses and regions. The strategic objectives and targets have been explicitly linked to a new performance management and compensation model.

The main objectives of business-led collaboration are to increase focus on the company’s markets and customers and to simplify how the organization works together. To achieve this, ABB has streamlined its regional organization—reducing the number of regions from eight to three—with regional management on the Executive Committee to bring ABB closer to the market. At the same time, roles and responsibilities have been clarified—including giving global business lines undiluted responsibility for their businesses—and processes put in place to strengthen cross-business collaboration.

The base for successful implementation of the strategy has already been laid. The Next Level strategic direction and targets are defined, broken down to individual businesses and widely communicated and accepted. The new organization structure is in place, including the 1,000-day program office and the appointment of the top 1,000 leaders.

The Next Level strategy includes the following financial targets: ABB expects to grow operational earnings per share (EPS) at a 10-15 percent compound annual growth rate (CAGR) and deliver attractive cash return on investment (CROI) in the mid-teens over the period 2015-2020. It targets to grow revenues on a like-for-like basis on average 4-7 percent per year over six years, faster than forecasted GDP and market growth. Over the same time period, ABB plans to steadily increase its profitability, measured in operational EBITA, within a bandwidth of 11-16 percent while targeting an average free cash flow conversion rate above 90 percent. The new financial targets took effect on January 1, 2015. The margin target for Power Systems will be in effect as of January 1, 2016, after concluding the ‘step change’ program.

Outlook

The long-term demand outlook in ABB’s three major customer sectors—utilities, industry, and transport and infrastructure—remains clearly positive. Key drivers are the big shift in the electricity value chain, industrial productivity improvements and Industry 4.0, as well as rapid urbanization and the need for energy efficiency in transport and infrastructure.

ABB is well positioned to tap these opportunities for long-term profitable growth with its strong market presence, broad geographic and business scope, technology leadership and financial strength.

In the short term, macroeconomic and geopolitical developments are signaling a mixed picture with increased uncertainty. Some macroeconomic signs in the US remain positive and growth in China is expected to continue. At the same time, the market remains impacted by slow growth in Europe and geopolitical tensions in various parts of the world.

Oil prices and foreign exchange effects

Current oil prices will influence customer operating and capital expenditures along the oil and gas value chain, and influence spending by many other ABB customer segments and government spending in different ways. Government spending on energy subsidies may be reallocated to other infrastructure development and certain customer segments will benefit from lower energy costs. However, the current oil price will have a dampening effect on the oil and gas value chain, mainly in the upstream sector.

Currency volatility has increased over the last 12 months, including the weakening of the Euro against the US dollar and Swiss franc. Changes in foreign exchange rates have two effects on ABB’s financial results,

8

translational and structural. Translational impacts result from converting local-currency financial information from ABB companies around the world into US dollars at average exchange rates for the purpose of reporting results in US dollars. In the fourth quarter of 2014, the appreciation of the US dollar versus the same period in 2013 had a negative translation impact on orders of 5 percent and on revenues of 6 percent. If the exchange rate stays at current (February 2015) levels, ABB expects a negative translation effect to continue into 2015.

Structural effects are related to the export of products and services from one currency zone into another. ABB’s well-balanced local operations (including sourcing) in all key markets mean these structural effects have a limited impact. Further, its policy to actively hedge all significant foreign exchange exposures means these effects are largely mitigated in the short to medium term.

9

More information

The 2014 Q4 results press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference and conference starting at 9:30 a.m. Central European Time (CET).

A conference call for analysts and investors is scheduled to begin today at 2:00 p.m. CET (1:00 p.m. GMT, 8:00 a.m. EST). Callers should dial +1 866 291 41 66 from the US/Canada (toll-free), +1 631 570 5613 (US/Canada local tariff), +44 203 059 58 62 from the U.K., +46 8 5051 00 31 from Sweden or +41 58 310 50 00 from the rest of the world. Callers are requested to phone in 10 minutes before the start of the call. The recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website.

Investor calendar 2015
First-quarter 2015 results	April 29, 2015
Annual General Meeting (Zurich, Switzerland)	April 30, 2015
Annual Information Meeting (Västerås, Sweden)	May 4, 2015
Second-quarter 2015 results	July 23, 2015
Third-quarter 2015 results	October 21, 2015

ABB (www.abb.com) is a leader in power and automation technologies that enable utility, industry, and transport and infrastructure customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in roughly 100 countries and employs about 140,000 people.

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business, including those in the Next Level strategy, Outlook and Oil prices and foreign exchange effects sections of this release. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans”, “is likely” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Zurich, February 5, 2015

Ulrich Spiesshofer, CEO

For more information please contact: ABB Group Media Relations: Thomas Schmidt; Antonio Ligi (Zurich, Switzerland) Tel: +41 43 317 6568 media.relations@ch.abb.com http://twitter.com/ABBcomms	Investor Relations Switzerland: Tel. + 41 43 317 7111 USA: Tel. +1 919 856 3827 Investor.relations@ch.abb.com

10

Key figures				Change					Change
$ millions unless otherwise indicated		Q4 14	Q4 13	US$	Local	Like-for-like (3)	FY 14	FY 13	US$	Local	Like-for-like (3)
Orders	ABB Group	9’365	10’003	-6%	-1%	1%	41’515	38’896	7%	9%	10%
	Discrete Automation and Motion	2’379	2’484	-4%	1%	1%	10’559	9’771	8%	10%	8%
	Low Voltage Products	1’722	1’844	-7%	0%	5%	7’550	7’696	-2%	0%	3%
	Process Automation	1’907	2’024	-6%	2%	1%	8’577	8’000	7%	10%	13%
	Power Products	2’548	2’554	0%	5%		10’764	10’459	3%	5%
	Power Systems	1’437	1’789	-20%	-14%		6’871	5’949	15%	20%
	Corporate and other (incl. inter-division eliminations)	(628)	(692)				(2’806)	(2’979)
Revenues	ABB Group	10’346	11’373	-9%	-3%	-1%	39’830	41’848	-5%	-2%	-2%
	Discrete Automation and Motion	2’583	2’687	-4%	1%	1%	10’142	9’915	2%	4%	2%
	Low Voltage Products	1’793	2’022	-11%	-5%	2%	7’532	7’729	-3%	0%	3%
	Process Automation	2’094	2’261	-7%	0%	1%	7’948	8’497	-6%	-4%	-1%
	Power Products	2’825	3’070	-8%	-2%		10’333	11’032	-6%	-4%
	Power Systems	1’965	2’300	-15%	-9%		7’020	8’375	-16%	-13%
	Corporate and other (incl. inter-division eliminations)	(914)	(967)				(3’145)	(3’700)
Operational EBITDA	ABB Group	1’380	1’418	-3%			5’400	6’075	-11%
	Discrete Automation and Motion	444	463	-4%			1’760	1’783	-1%
	Low Voltage Products	355	386	-8%			1’429	1’468	-3%
	Process Automation	278	296	-6%			1’029	1’096	-6%
	Power Products	410	467	-12%			1’519	1’637	-7%
	Power Systems	49	(50)	n/a			5	419	-99%
	Corporate and other (incl. inter-division eliminations)	(156)	(144)				(342)	(328)
Operational EBITDA % (3)	ABB Group	13.3%	12.5%				13.5%	14.5%
	Discrete Automation and Motion	17.2%	17.2%				17.4%	18.0%
	Low Voltage Products	19.8%	19.1%				18.9%	19.0%
	Process Automation	13.2%	13.1%				12.9%	12.9%
	Power Products	14.5%	15.2%				14.7%	14.8%
	Power Systems	2.4%	-2.2%				0.1%	5.0%
Income from operations	ABB Group	1’049	823	27%			4’178	4’387	-5%
	Discrete Automation and Motion	357	357	0%			1’422	1’458	-2%
	Low Voltage Products	267	283	-6%			1’475	1’092	35%
	Process Automation	353	263	34%			1’003	990	1%
	Power Products	330	356	-7%			1’204	1’331	-10%
	Power Systems	(47)	(169)	72%			(360)	171	n/a
	Corporate and other (incl. inter-division eliminations)	(211)	(267)				(566)	(655)
Income from operations %	ABB Group	10.1%	7.2%				10.5%	10.5%
	Discrete Automation and Motion	13.8%	13.3%				14.0%	14.7%
	Low Voltage Products	14.9%	14.0%				19.6%	14.1%
	Process Automation	16.9%	11.6%				12.6%	11.7%
	Power Products	11.7%	11.6%				11.7%	12.1%
	Power Systems	-2.4%	-7.3%				-5.1%	2.0%

11

Operational EBITDA

	ABB		Discrete Automation and Motion		Low Voltage Products		Process Automation		Power Products		Power Systems
$ millions unless otherwise indicated	Q4 14	Q4 13	Q4 14	Q4 13	Q4 14	Q4 13	Q4 14	Q4 13	Q4 14	Q4 13	Q4 14	Q4 13
Revenues	10’346	11’373	2’583	2’687	1’793	2’022	2’094	2’261	2’825	3’070	1’965	2’300
FX/commodity timing differences on Revenues	66	13	3	(2)	3	(1)	16	5	5	12	38	(1)
Operational revenues	10’412	11’386	2’586	2’685	1’796	2’021	2’110	2’266	2’830	3’082	2’003	2’299

Income from operations	1’049	823	357	357	267	283	353	263	330	356	(47)	(169)
Depreciation	211	227	39	42	46	50	16	17	49	53	20	23
Amortization	106	125	36	39	28	32	5	5	4	7	19	25
including total acquisition-related amortization of	90	104	34	36	26	30	6	3	3	5	16	22
Restructuring and restructuring-related expenses	93	158	11	12	16	14	17	17	16	28	29	85
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	(122)	89	—	14	(12)	7	(122)	(8)	6	9	2	3
FX/commodity timing differences in income from operations	43	(4)	1	(1)	10	—	9	2	5	14	26	(17)
Operational EBITDA	1’380	1’418	444	463	355	386	278	296	410	467	49	(50)

Operational EBITDA margin (%)	13.3%	12.5%	17.2%	17.2%	19.8%	19.1%	13.2%	13.1%	14.5%	15.2%	2.4%	-2.2%

Orders received and revenues by region

$ millions unless otherwise	Orders received		Change			Revenues		Change
indicated	FY 14	FY 13	US$	Local	Like-for-like (3)	FY 14	FY 13	US$	Local	Like-for-like (3)
Europe	14’246	13’334	7%	9%	10%	13’674	14’385	-5%	-3%	-2%
The Americas	11’957	11’365	5%	9%	9%	11’482	12’115	-5%	-2%	-1%
Asia	11’215	10’331	9%	11%	11%	10’874	11’230	-3%	-1%	-1%
Middle East and Africa	4’097	3’866	6%	9%	8%	3’800	4’118	-8%	-6%	-6%
Group total	41’515	38’896	7%	9%	10%	39’830	41’848	-5%	-2%	-2%

Endnotes

(1) Change on a like-for-like basis. See the “Supplemental Financial Information” attachment to the press release.

(2) See reconciliation of operational EBITDA to Income from continuing operations before taxes in Note 14 to the Interim Consolidated Financial Statements (unaudited).

(3) For non-GAAP measures, see the “Supplemental Financial Information” attachment to the press release.

(4) Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in the results tables

12

Supplemental financial information

December 31, 2014

ABB presents the following financial measures to supplement its Interim Consolidated Financial Information (unaudited) which is prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). These supplemental financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB’s management believes that the non-GAAP financial measures herein are useful in evaluating ABB’s operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for the year and three months ended December 31, 2014.

Like-for-like Growth Rates

The like-for-like growth rates of revenues and orders are calculated by adjusting reported revenues and orders, in both the current and comparable periods, for the effects of currency translation and portfolio changes. The adjustment for portfolio changes is calculated as follows: where the results of any business acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods, the reported revenues and orders of such business are adjusted to exclude the revenues and orders of any corresponding quarters which are not comparable when computing the like-for-like growth rate. In addition, certain other adjustments, which affect the business portfolio but do not qualify as a divestment, are treated in a similar manner to a divestment. We do not adjust for portfolio changes where the business acquired or divested has annual revenues of less than $50 million.

Operational EBITDA margin

Definition

Operational EBITDA margin

Operational EBITDA margin is Operational EBITDA as a percentage of Operational revenues.

Operational EBITDA

Operational EBITDA represents Income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Operational revenues

Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

Reconciliation

	Year ended December 31, 2014
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	10,142	7,532	7,948	10,333	7,020	(3,145)	39,830
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	10	19	9	33	168	—	239
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(2)	—	12	4	48	1	63
Unrealized foreign exchange movements on receivables (and related assets)	(13)	(5)	(11)	(13)	(47)	—	(89)
Operational revenues	10,137	7,546	7,958	10,357	7,189	(3,144)	40,043

Income (loss) from operations	1,422	1,475	1,003	1,204	(360)	(566)	4,178

Depreciation and amortization	309	301	88	217	175	215	1,305
Restructuring and restructuring-related expenses	25	45	43	51	63	8	235
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	—	(407)	(113)	16	12	10	(482)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	16	13	17	46	137	(6)	223
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(2)	—	9	7	28	—	42
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(10)	2	(18)	(22)	(50)	(3)	(101)
Operational EBITDA	1,760	1,429	1,029	1,519	5	(342)	5,400

Operational EBITDA margin (%)	17.4%	18.9%	12.9%	14.7%	0.1%	—	13.5%

	Year ended December 31, 2013
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	9,915	7,729	8,497	11,032	8,375	(3,700)	41,848
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	(9)	5	14	6	(1)	—	15
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	7	7	(10)	—	5
Unrealized foreign exchange movements on receivables (and related assets)	(2)	(4)	(5)	(9)	5	—	(15)
Operational revenues	9,905	7,730	8,513	11,036	8,369	(3,700)	41,853

Income (loss) from operations	1,458	1,092	990	1,331	171	(655)	4,387

Depreciation and amortization	285	323	87	223	183	217	1,318
Restructuring and restructuring-related expenses	19	31	31	66	101	4	252
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	33	16	(6)	19	4	115	181
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(14)	8	(6)	(12)	(28)	(8)	(60)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	—	6	(21)	—	(14)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	1	(2)	—	4	9	(1)	11
Operational EBITDA	1,783	1,468	1,096	1,637	419	(328)	6,075

Operational EBITDA margin (%)	18.0%	19.0%	12.9%	14.8%	5.0%	—	14.5%

	Three months ended December 31, 2014
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	2,583	1,793	2,094	2,825	1,965	(914)	10,346
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	9	2	12	5	29	—	57
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	—	10	2	22	1	35
Unrealized foreign exchange movements on receivables (and related assets)	(6)	1	(6)	(2)	(13)	—	(26)
Operational revenues	2,586	1,796	2,110	2,830	2,003	(913)	10,412

Income (loss) from operations	357	267	353	330	(47)	(211)	1,049

Depreciation and amortization	75	74	21	53	39	55	317
Restructuring and restructuring-related expenses	11	16	17	16	29	4	93
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	—	(12)	(122)	6	2	4	(122)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	2	1	9	(2)	21	(9)	22
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	—	6	2	14	—	22
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(1)	9	(6)	5	(9)	1	(1)
Operational EBITDA	444	355	278	410	49	(156)	1,380

Operational EBITDA margin (%)	17.2%	19.8%	13.2%	14.5%	2.4%	—	13.3%

	Three months ended December 31, 2013
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	2,687	2,022	2,261	3,070	2,300	(967)	11,373
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	—	1	8	3	6	—	18
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	(2)	2	(6)	—	(5)
Unrealized foreign exchange movements on receivables (and related assets)	(3)	(2)	(1)	7	(1)	—	—
Operational revenues	2,685	2,021	2,266	3,082	2,299	(967)	11,386

Income (loss) from operations	357	283	263	356	(169)	(267)	823
Depreciation and amortization	81	82	22	60	48	59	352
Restructuring and restructuring-related expenses	12	14	17	28	85	2	158
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	14	7	(8)	9	3	64	89
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	1	1	6	—	—	(1)	7
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	—	(4)	2	(18)	—	(20)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(2)	(1)	—	12	1	(1)	9
Operational EBITDA	463	386	296	467	(50)	(144)	1,418

Operational EBITDA margin (%)	17.2%	19.1%	13.1%	15.2%	-2.2%	—	12.5%

Operational EBITA margin

In line with the updated financial targets in the company’s Next Level strategy, ABB will change to reporting operational EBITA instead of operational EBITDA with its first quarter 2015 results.

Definition

Operational EBITA margin

Operational EBITA margin is Operational EBITA as a percentage of Operational revenues.

Operational EBITA

Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA) represents Income from operations excluding acquisition-related amortization (as defined below), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Operational EBITDA to Operational EBITA Reconciliation

	Year ended December 31,
($ in millions)	2014	2013

Operational EBITDA	5,400	6,075
Depreciation and amortization	(1,305)	(1,318)
Acquisition-related amortization	380	390
Operational EBITA	4,475	5,147

Operational EBITA margin (%)	11.2%	12.3%

Operational EPS

Definition

Operational EPS

Operational EPS is calculated as Operational net income divided by the weighted-average number of shares used in determining basic earnings per share.

Operational net income

Operational net income is calculated as Net income attributable to ABB adjusted for the net-of-tax impact of:

i)	restructuring and restructuring-related expenses,
ii)	gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items,
iii)

foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), and

iv)	acquisition-related amortization.

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Adjusted Group effective tax rate

The Adjusted Group effective tax rate is computed by dividing the provision for income taxes by income from continuing operations before taxes. The calculation excludes the amount of gains and losses from sale of businesses and the related provision for income taxes.

Reconciliation

	Year ended December 31,
	2014		2013
($ in millions, except per share data in $)		EPS(1)		EPS(1)
Net income (attributable to ABB)	2,594	1.13	2,787	1.21
Restructuring and restructuring-related expenses(2)	171	0.07	182	0.08
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items(3)	(221)	(0.10)	131	0.06
FX/commodity timing differences in income from operations(2)	120	0.05	(46)	(0.02)
Acquisition-related amortization(2)	275	0.12	282	0.12
Operational net income	2,939	1.28	3,336	1.45

	Three months ended December 31,
	2014		2013
($ in millions, except per share data in $)		EPS(1)		EPS(1)
Net income (attributable to ABB)	680	0.30	525	0.23
Restructuring and restructuring-related expenses(2)	69	0.03	121	0.05
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items(3)	(76)	(0.03)	68	0.03
FX/commodity timing differences in income from operations(2)	32	0.01	(3)	—
Acquisition-related amortization(2)	67	0.03	79	0.03
Operational net income	772	0.34	790	0.34

(1)	EPS amounts are computed separately, therefore the sum of the per share amounts shown may not equal to the total.
(2)	Net of tax at the Adjusted Group effective tax rate.
(3)	Net of tax at the Adjusted Group effective tax rate, except for gains and losses from sale of businesses which are net of the actual related provision for taxes.

Net debt / (Net cash)

Definition

Net debt / (Net cash)

Net debt / (Net cash) is defined as Total debt less Cash and marketable securities.

Total debt

Total debt is the sum of Short-term debt and current maturities of long-term debt, and Long-term debt.

Cash and marketable securities

Cash and marketable securities is the sum of Cash and equivalents, and Marketable securities and short-term investments.

Reconciliation

	December 31,
($ in millions)	2014	2013	2012	2011	2010

Short-term debt and current maturities of long-term debt	353	453	2,537	765	1,043
Long-term debt	7,338	7,570	7,534	3,231	1,139
Total debt	7,691	8,023	10,071	3,996	2,182

Cash and equivalents	5,443	6,021	6,875	4,819	5,897
Marketable securities and short-term investments	1,325	464	1,606	948	2,713
Cash and marketable securities	6,768	6,485	8,481	5,767	8,610

Net debt / (Net cash)	923	1,538	1,590	(1,771)	(6,428)

Net working capital as a percentage of revenues

Definition

Net working capital as a percentage of revenues

Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the trailing twelve months.

Net working capital

Net working capital is the sum of (i) receivables, net, (ii) inventories, net, and (iii) prepaid expenses; less (iv) accounts payable, trade, (v) billings in excess of sales, (vi) advances from customers, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, and (c) pension and other employee benefits); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale.

Adjusted revenues for the trailing twelve months

Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant balance sheet date adjusted to eliminate revenues of divested businesses and the estimated  impact of annualizing revenues of certain acquisitions which were completed in the same trailing twelve-month period.

Reconciliation

	December 31,
($ in millions, unless otherwise indicated)	2014	2013	2012
Net working capital:
Receivables, net	11,078	12,146	11,575
Inventories, net	5,376	6,004	6,182
Prepaid expenses	218	252	311
Accounts payable, trade	(4,765)	(5,112)	(4,992)
Billings in excess of sales	(1,455)	(1,714)	(2,035)
Advances from customers	(1,624)	(1,726)	(1,937)
Other current liabilities(1)	(3,286)	(3,541)	(3,544)
Net working capital	5,542	6,309	5,560

Total revenues for the twelve months ended	39,830	41,848	39,336
Adjustment to annualize/eliminate revenues of certain acquisitions/(divestments)	(613)	460	915
Adjusted revenues for the trailing twelve months	39,217	42,308	40,251

Net working capital as a percentage of revenues	14%	15%	14%

(1) Amounts exclude $971 million, $701 million and $793 million at December 31, 2014, 2013 and 2012, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program.

Finance net

Definition

Finance net is calculated as Interest and dividend income less Interest and other finance expense.

Reconciliation

	Year ended December 31,
($ in millions)	2014	2013
Interest and dividend income	80	69
Interest and other finance expense	(362)	(390)
Finance net	(282)	(321)

	Three months ended December 31,
($ in millions)	2014	2013
Interest and dividend income	23	19
Interest and other finance expense	(107)	(91)
Finance net	(84)	(72)

Book-to-bill ratio

Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.

Reconciliation

	Year ended December 31,
($ in millions, unless otherwise indicated)	2014	2013	2012	2011	2010
Orders received	41,515	38,896	40,232	40,210	32,681
Total revenues	39,830	41,848	39,336	37,990	31,589

Book-to-bill ratio	1.04	0.93	1.02	1.06	1.03

Cash return on invested capital (CROI)

Definition

Cash return on invested capital (CROI)

Cash return on invested capital is calculated as Adjusted cash return divided by Capital invested.

Adjusted cash return

Adjusted cash return is calculated as the sum of (i) net cash provided by operating activities and ii) interest paid.

Capital invested

Capital invested is the sum of (i) Adjusted total fixed assets, (ii) Net working capital and (iii) Accumulated depreciation and amortization.

Adjusted total fixed assets

Adjusted total fixed assets is the sum of (i) property, plant and equipment, net, (ii) goodwill, (iii) other intangible assets, net, and (iv) investments in equity-accounted companies less (v) deferred tax liabilities recognized in certain acquisitions.

Reconciliation

	Year ended December 31,
($ in millions, unless otherwise indicated)	2014	2013	2012
Net cash provided by operating activities	3,845	3,653	3,779
Interest paid	259	287	189
Adjustment to annualize/eliminate net cash provided by operating activities of certain acquisitions/divestments(1)	(58)	86	(8)
Adjusted cash return	4,046	4,026	3,960

	December 31,
	2014	2013	2012
Property, plant and equipment, net	5,652	6,254	5,947
Goodwill	10,053	10,670	10,226
Other intangible assets, net	2,702	3,297	3,501
Investments in equity-accounted companies	177	197	213
Total fixed assets	18,584	20,418	19,887
Less: deferred taxes recognized in certain acquisitions(2)	(1,928)	(1,959)	(1,773)
Adjusted total fixed assets	16,656	18,459	18,114

Net working capital (as defined above)	5,542	6,309	5,560

Accumulated depreciation of property plant and equipment	6,905	7,127	6,599
Accumulated amortization of intangible assets including goodwill(3)	2,767	2,793	2,321
Accumulated depreciation and amortization	9,672	9,920	8,920

Capital invested	31,870	34,688	32,594

Cash return on invested capital (CROI)	12.7%	11.6%	12.1%

(1)	Divestments: In 2014 HVAC, Power Solutions, Steel Structures and Full Service. Acquisitions: In 2013 Power One and in 2012 Thomas & Betts.
(2)	In 2014 and 2013 Power-One, Thomas & Betts and Baldor and in 2012 Thomas & Betts and Baldor.
(3)	Includes accumulated goodwill amortization up to Dec. 31, 2001. Thereafter goodwill is not amortized (under U.S. GAAP) but subject to annual testing for impairment.

Free Cash Flow (FCF)

Definition

Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property, plant and equipment and intangible assets, (ii) proceeds from sales of property, plant and equipment, and (iii) changes in financing and other non-current receivables, net (included in other investing activities).

Reconciliation

	Year ended December 31,
($ in millions)	2014	2013	2012

Net cash provided by operating activities	3,845	3,653	3,779
adjusted for the effects of:
Purchases of property, plant and equipment and intangible assets	(1,026)	(1,106)	(1,293)
Proceeds from sales of property, plant and equipment	33	80	40
Changes in financing receivables and other non-current receivables(1)	5	5	29
Free cash flow	2,857	2,632	2,555

Net income attributable to ABB	2,594	2,787	2,704

Free cash flow as a percentage of Net income (conversion rate)	110%	94%	94%

(1)	In 2014 and 2013 included in “Other investing activities” in the Interim Consolidated Statements of Cash Flows.
In 2012 included in “Other investing activities” — see Consolidated Statements of Cash Flows in 2013 Annual Report.

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Year ended		Three months ended
($ in millions, except per share data in $)	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013

Sales of products	33,279	35,282	8,545	9,549
Sales of services	6,551	6,566	1,801	1,824
Total revenues	39,830	41,848	10,346	11,373
Cost of products	(24,506)	(25,728)	(6,357)	(7,287)
Cost of services	(4,109)	(4,128)	(1,148)	(1,144)
Total cost of sales	(28,615)	(29,856)	(7,505)	(8,431)
Gross profit	11,215	11,992	2,841	2,942
Selling, general and administrative expenses	(6,067)	(6,094)	(1,497)	(1,670)
Non-order related research and development expenses	(1,499)	(1,470)	(387)	(415)
Other income (expense), net	529	(41)	92	(34)
Income from operations	4,178	4,387	1,049	823
Interest and dividend income	80	69	23	19
Interest and other finance expense	(362)	(390)	(107)	(91)
Income from continuing operations before taxes	3,896	4,066	965	751
Provision for taxes	(1,202)	(1,122)	(264)	(178)
Income from continuing operations, net of tax	2,694	2,944	701	573
Income (loss) from discontinued operations, net of tax	24	(37)	14	(22)
Net income	2,718	2,907	715	551
Net income attributable to noncontrolling interests	(124)	(120)	(35)	(26)
Net income attributable to ABB	2,594	2,787	680	525

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,570	2,824	666	547
Net income	2,594	2,787	680	525

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.12	1.23	0.29	0.24
Net income	1.13	1.21	0.30	0.23

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.12	1.23	0.29	0.24
Net income	1.13	1.21	0.30	0.23

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,288	2,297	2,266	2,299
Diluted earnings per share attributable to ABB shareholders	2,295	2,305	2,272	2,308

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	Year ended		Three months ended
($ in millions)	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013

Total comprehensive income, net of tax	480	3,413	(486)	1,037
Total comprehensive income attributable to noncontrolling interests, net of tax	(115)	(115)	(36)	(31)
Total comprehensive income attributable to ABB shareholders, net of tax	365	3,298	(522)	1,006

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Dec. 31, 2014	Dec. 31, 2013

Cash and equivalents	5,443	6,021
Marketable securities and short-term investments	1,325	464
Receivables, net	11,078	12,146
Inventories, net	5,376	6,004
Prepaid expenses	218	252
Deferred taxes	902	832
Other current assets	644	706
Total current assets	24,986	26,425

Property, plant and equipment, net	5,652	6,254
Goodwill	10,053	10,670
Other intangible assets, net	2,702	3,297
Prepaid pension and other employee benefits	70	93
Investments in equity-accounted companies	177	197
Deferred taxes	511	370
Other non-current assets	727	758
Total assets	44,878	48,064

Accounts payable, trade	4,765	5,112
Billings in excess of sales	1,455	1,714
Short-term debt and current maturities of long-term debt	353	453
Advances from customers	1,624	1,726
Deferred taxes	289	259
Provisions for warranties	1,148	1,362
Other provisions	1,689	1,807
Other current liabilities	4,257	4,242
Total current liabilities	15,580	16,675

Long-term debt	7,338	7,570
Pension and other employee benefits	2,394	1,639
Deferred taxes	1,165	1,265
Other non-current liabilities	1,586	1,707
Total liabilities	28,063	28,856

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,314,743,264 issued shares at December 31, 2014 and 2013)	1,777	1,750
Retained earnings	19,939	19,186
Accumulated other comprehensive loss	(4,241)	(2,012)
Treasury stock, at cost (55,843,639 and 14,093,960 shares at December 31, 2014 and 2013, respectively)	(1,206)	(246)
Total ABB stockholders’ equity	16,269	18,678
Noncontrolling interests	546	530
Total stockholders’ equity	16,815	19,208
Total liabilities and stockholders’ equity	44,878	48,064

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Year ended		Three months ended
($ in millions)	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013

Operating activities:
Net income	2,718	2,907	715	551
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,305	1,318	317	352
Pension and other employee benefits	16	6	21	17
Deferred taxes	65	(137)	31	(126)
Net loss (gain) from sale of property, plant and equipment	(17)	(18)	(2)	2
Net loss (gain) from sale of businesses	(543)	16	(98)	11
Other	112	79	45	24
Changes in operating assets and liabilities:
Trade receivables, net	(12)	(571)	399	475
Inventories, net	(176)	324	336	633
Trade payables	257	(43)	113	(29)
Accrued liabilities	9	71	(43)	12
Billings in excess of sales	(118)	(168)	(51)	(46)
Provisions, net	(127)	199	47	248
Advances from customers	39	(145)	62	(38)
Income taxes payable and receivable	(13)	(18)	(185)	(55)
Other assets and liabilities, net	330	(167)	126	61
Net cash provided by operating activities	3,845	3,653	1,833	2,092

Investing activities:
Purchases of marketable securities (available-for-sale)	(1,430)	(526)	(594)	(102)
Purchases of short-term investments	(1,465)	(30)	(432)	(21)
Purchases of property, plant and equipment and intangible assets	(1,026)	(1,106)	(384)	(414)
Acquisition of businesses (net of cash acquired) and increases in cost- and equity-accounted companies	(70)	(914)	(47)	(31)
Proceeds from sales of marketable securities (available-for-sale)	361	1,367	274	5
Proceeds from maturity of marketable securities (available-for-sale)	523	118	288	4
Proceeds from short-term investments	1,011	47	684	6
Proceeds from sales of property, plant and equipment	33	80	7	9
Proceeds from sales of businesses (net of transaction costs and cash disposed) and cost- and equity-accounted companies	1,110	62	119	51
Other investing activities	(168)	185	(174)	148
Net cash used in investing activities	(1,121)	(717)	(259)	(345)

Financing activities:
Net changes in debt with original maturities of 90 days or less	(103)	(697)	(94)	(140)
Increase in debt	150	492	19	50
Repayment of debt	(90)	(1,893)	(39)	(70)
Delivery of shares	38	74	12	71
Purchases of treasury stock	(1,003)	—	(542)	—
Dividends paid	(1,841)	(1,667)	—	—
Dividends paid to noncontrolling shareholders	(132)	(149)	(6)	(16)
Other financing activities	(43)	(16)	(16)	25
Net cash used in financing activities	(3,024)	(3,856)	(666)	(80)

Effects of exchange rate changes on cash and equivalents	(278)	66	(98)	58

Net change in cash and equivalents - continuing operations	(578)	(854)	810	1,725

Cash and equivalents, beginning of period	6,021	6,875	4,633	4,296
Cash and equivalents, end of period	5,443	6,021	5,443	6,021

Supplementary disclosure of cash flow information:
Interest paid	259	287	84	108
Taxes paid	1,155	1,278	409	394

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2013	1,691	18,066	(580)	24	(2,004)	37	(2,523)	(328)	16,906	540	17,446
Comprehensive income:
Net income		2,787							2,787	120	2,907
Foreign currency translation adjustments, net of tax of $(8)			149				149		149	(8)	141
Effect of change in fair value of available-for-sale securities, net of tax of $(1)				(17)			(17)		(17)		(17)
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax of $171					394		394		394	3	397
Change in derivatives qualifying as cash flow hedges, net of tax of $(6)						(15)	(15)		(15)		(15)
Total comprehensive income									3,298	115	3,413
Changes in noncontrolling interests	(17)								(17)	25	8
Dividends paid to noncontrolling shareholders									—	(150)	(150)
Dividends paid		(1,667)							(1,667)		(1,667)
Share-based payment arrangements	71								71		71
Delivery of shares	(8)							82	74		74
Call options	13								13		13
Replacement options issued in connection with acquisition	2								2		2
Other	(2)								(2)		(2)
Balance at December 31, 2013	1,750	19,186	(431)	7	(1,610)	22	(2,012)	(246)	18,678	530	19,208

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2014	1,750	19,186	(431)	7	(1,610)	22	(2,012)	(246)	18,678	530	19,208
Comprehensive income:
Net income		2,594							2,594	124	2,718
Foreign currency translation adjustments, net of tax of $(11)			(1,671)				(1,671)		(1,671)	(9)	(1,680)
Effect of change in fair value of available-for-sale securities, net of tax of $1				6			6		6		6
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax of $(193)					(521)		(521)		(521)		(521)
Change in derivatives qualifying as cash flow hedges, net of tax of $(12)						(43)	(43)		(43)		(43)
Total comprehensive income									365	115	480
Changes in noncontrolling interests	(34)								(34)	33	(1)
Dividends paid to noncontrolling shareholders									—	(132)	(132)
Dividends paid		(1,841)							(1,841)		(1,841)
Share-based payment arrangements	73								73		73
Purchases of treasury stock								(1,015)	(1,015)		(1,015)
Delivery of shares	(17)							55	38		38
Call options	5								5		5
Balance at December 31, 2014	1,777	19,939	(2,102)	13	(2,131)	(21)	(4,241)	(1,206)	16,269	546	16,815

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2013.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in testing goodwill for impairment,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 2. Recent accounting pronouncements

Applicable in current period

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity

As of January 2014, the Company adopted an accounting standard update regarding the release of cumulative translation adjustments of a parent when it ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity (for the Company, a foreign entity is an entity having a functional currency other than U.S. dollars). Under the update, the Company is required to release into net income the entire amount of a cumulative translation adjustment related to its investment in a foreign entity when a parent no longer has control as a result of selling a part or all of its investment in the foreign entity or otherwise no longer holds a controlling financial interest in a subsidiary or group of assets within the foreign entity. For foreign equity-accounted companies, a pro rata portion of the cumulative translation adjustment is required to be recognized in net income upon a partial sale of the equity-accounted company. This update did not have a material impact on the consolidated financial statements.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists

As of January 2014, the Company adopted an accounting standard update regarding the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under the update, the Company is required to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain defined circumstances. This update did not have a material impact on the consolidated financial statements.

Reporting discontinued operations and disclosures of disposals of components of an entity

In April 2014, an accounting standard update was issued which changes the criteria for reporting discontinued operations and modifies the related disclosure requirements. Under the update, the Company would report a disposal, or planned disposal, of a component or group of components, as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. A strategic shift could include a disposal of a major geographical area, a major line of business, a major equity-method investment, or other major parts of the Company. A component may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group. In addition to expanding the existing disclosures for discontinued operations, the update requires new disclosures relating to (i) individually significant disposals that do not qualify for discontinued operations presentation, (ii) continuing involvement with a discontinued operation following the date of disposal and (iii) retained equity-method investments in a discontinued operation. The Company elected to early adopt this update in the first quarter of 2014 and this update did not have a material impact on the consolidated financial statements.

Applicable for future periods

Revenue from contracts with customers

In May 2014, an accounting standard update was issued to clarify the principles for recognizing revenues from contracts with customers. The update, which supersedes substantially all existing guidance, provides a single comprehensive model for recognizing revenues on the transfer of promised goods or services to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under the standard it is possible that more judgments and estimates would be required than under existing standards, including identifying the separate performance obligations in a contract, estimating any variable consideration elements, and allocating the transaction price to each separate performance obligation. The update also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The update is effective for the Company for annual and interim periods beginning January 1, 2017, and is applicable either (i) retrospectively to each prior reporting period presented, with the option to elect

Notes to the Interim Consolidated Financial Information (unaudited)

certain defined practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings (with additional disclosure as to the impact on individual financial statement lines affected). The Company is currently evaluating the impact of this update on the consolidated financial statements.

Note 3. Acquisitions and business divestments

Acquisitions

Acquisitions were as follows:

	Year ended December 31,		Three months ended December 31,
($ in millions, except number of acquired businesses)(1)	2014	2013	2014	2013
Acquisitions (net of cash acquired)(2)	58	897	43	24
Aggregate excess of purchase price over fair value of net assets acquired(3)	9	525	39	53

Number of acquired businesses	6	7	4	1

(1) Amounts for the year ended December 31, 2013, relate primarily to the acquisition of Power-One, Inc.

(2) Excluding changes in cost and equity investments.

(3) Recorded as goodwill. Amounts include adjustments arising during the measurement period of acquisitions of $42 million for the year ended December 31, 2014 and $63 million for the year ended December 31, 2013, primarily reflecting a reduction in certain deferred tax liabilities related to Power-One and Thomas & Betts, respectively.

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Interim Consolidated Financial Information since the date of acquisition.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

On July 25, 2013, the Company acquired all outstanding shares of Power-One, Inc. (Power-One). Power-One is a provider of renewable energy solutions and a designer and manufacturer of photovoltaic inverters. During 2014, the Company disposed of the Power Solutions business of Power-One, which provided energy-efficient power conversion and power management solutions.

The final aggregate purchase consideration for business acquisitions in the year ended December 31, 2013, has been allocated as follows:

($ in millions)	Allocated amounts	Weighted-average useful life
Intangible assets	208	7 years
Fixed assets	124
Deferred tax liabilities	(74)
Other assets and liabilities, net	93
Goodwill(1)	546
Total consideration (net of cash acquired)(2)	897

(1) Goodwill recognized is not deductible for income tax purposes.

(2) Primarily relates to the acquisition of Power-One.

Business divestments

For the year and three months ended December 31, 2014, the Company recorded net gains of $543 million and $98 million, respectively, in “Other income (expense), net” and an associated tax expense of $279 million and $40 million, respectively, in “Provision for taxes”, relating to the divestment of consolidated businesses. In the year and three months ended December 31, 2013, there were no significant amounts recognized from the divestments of consolidated businesses.

Notes to the Interim Consolidated Financial Information (unaudited)

Changes in goodwill were as follows:

($ in millions)	Goodwill
Balance at January 1, 2013	10,226
Additions during the period(1)	588
Measurement period adjustments related to prior year acquisitions	(63)
Goodwill allocated to disposals	(11)
Exchange rate differences	(70)
Balance at December 31, 2013	10,670
Additions during the period	51
Measurement period adjustments related to prior year acquisitions	(42)
Goodwill allocated to disposals	(234)
Exchange rate differences	(392)
Balance at December 31, 2014	10,053

(1)           Includes primarily goodwill in respect of Power-One, acquired in July 2013, which was primarily allocated to the Discrete Automation and Motion operating segment.

Note 4. Cash and equivalents, marketable securities and short-term investments

Current assets

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	December 31, 2014
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,218			2,218	2,218
Time deposits	3,340			3,340	3,140	200
Other short-term investments	225			225		225
Debt securities available-for-sale:
— U.S. government obligations	135	2	(1)	136	—	136
— Other government obligations	2	—	—	2	—	2
— Corporate	734	4	(1)	737	85	652
Equity securities available-for-sale	98	12	—	110	—	110
Total	6,752	18	(2)	6,768	5,443	1,325

	December 31, 2013
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,414			2,414	2,414
Time deposits	3,556			3,556	3,538	18
Other short-term investments	9			9		9
Debt securities available-for-sale:
— U.S. government obligations	103	2	(1)	104	—	104
— European government obligations	24	1	—	25	—	25
— Other government obligations	3	—	—	3	—	3
— Corporate	212	4	(1)	215	69	146
Equity securities available-for-sale	154	9	(4)	159	—	159
Total	6,475	16	(6)	6,485	6,021	464

Notes to the Interim Consolidated Financial Information (unaudited)

Included in Other short-term investments at December 31, 2014, are receivables of $219 million representing reverse repurchase agreements. These collateralized lendings, made to a financial institution, have maturity dates of less than one year.

Non-current assets

Included in “Other non-current assets” are certain held-to-maturity marketable securities. At December 31, 2014, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $95 million, $14 million and $109 million, respectively. At December 31, 2013, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $104 million, $17 million and $121 million, respectively. These securities are pledged as security for certain outstanding deposit liabilities and the funds received at the respective maturity dates of the securities will only be available to the Company for repayment of these obligations.

Note 5. Derivative financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are generally not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities. As of 2014, the Company no longer enters into electricity futures contracts to manage the price risk on its forecasted electricity needs in certain locations.

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Notes to the Interim Consolidated Financial Information (unaudited)

Volume of derivative activity

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives:

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts
($ in millions)	December 31, 2014	December 31, 2013
Foreign exchange contracts	18,564	19,351
Embedded foreign exchange derivatives	3,013	3,049
Interest rate contracts	2,242	4,693

Derivative commodity contracts:

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

		Total notional amounts
Type of derivative	Unit	December 31, 2014	December 31, 2013
Copper swaps	metric tonnes	46,520	42,866
Aluminum swaps	metric tonnes	3,846	3,525
Nickel swaps	metric tonnes	—	18
Lead swaps	metric tonnes	6,550	7,100
Zinc swaps	metric tonnes	200	300
Silver swaps	ounces	1,996,845	1,936,581
Electricity futures	megawatt hours	—	279,995
Crude oil swaps	barrels	128,000	113,000

Equity derivatives:

At December 31, 2014 and 2013, the Company held 61 million and 67 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $33 million and $56 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At December 31, 2014 and 2013, “Accumulated other comprehensive loss” included net unrealized losses of $21 million, net of tax, and net unrealized gains of $22 million, net of tax, respectively, on derivatives designated as cash flow hedges. Of the amount at December 31, 2014, net losses of $12 million are expected to be reclassified to earnings in the following 12 months. At December 31, 2014, the longest maturity of a derivative classified as a cash flow hedge was 57 months.

The amount of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and the amount of ineffectiveness in cash flow hedge relationships directly recognized in earnings were not significant in the year and three months ended December 31, 2014 and 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” (OCI) and the Consolidated Income Statements were as follows:

Year ended December 31, 2014
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(41)	Total revenues	(9)	Total revenues	—
		Total cost of sales	8	Total cost of sales	—
Commodity contracts	(7)	Total cost of sales	(3)	Total cost of sales	—
Cash-settled call options	(16)	SG&A expenses(1)	(6)	SG&A expenses(1)	—
Total	(64)		(10)		—

Year ended December 31, 2013
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	22	Total revenues	52	Total revenues	—
		Total cost of sales	(1)	Total cost of sales	—
Commodity contracts	(5)	Total cost of sales	(5)	Total cost of sales	—
Cash-settled call options	16	SG&A expenses(1)	8	SG&A expenses(1)	—
Total	33		54		—

Three months ended December 31, 2014
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	5	Total revenues	(6)	Total revenues	—
		Total cost of sales	1	Total cost of sales	—
Commodity contracts	(3)	Total cost of sales	(1)	Total cost of sales	—
Cash-settled call options	(3)	SG&A expenses(1)	(1)	SG&A expenses(1)	—
Total	(1)		(7)		—

Three months ended December 31, 2013
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(3)	Total revenues	12	Total revenues	—
		Total cost of sales	5	Total cost of sales	—
Commodity contracts	1	Total cost of sales	(2)	Total cost of sales	—
Cash-settled call options	11	SG&A expenses(1)	5	SG&A expenses(1)	—
Total	9		20		—

(1)           SG&A expenses represent “Selling, general and administrative expenses”.

Net derivative losses of $9 million and net derivative gains of $43 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the year ended December 31, 2014 and 2013, respectively. During the three months ended December 31, 2014 and 2013, net derivative losses of $6 million and net derivative gains of $15 million, both net of tax, respectively, were reclassified from “Accumulated other comprehensive loss” to earnings.

Notes to the Interim Consolidated Financial Information (unaudited)

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the year and three months ended December 31, 2014 and 2013, was not significant.

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Year ended December 31, 2014
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	84	Interest and other finance expense	(83)

Year ended December 31, 2013
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(34)	Interest and other finance expense	35

Three months ended December 31, 2014
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	34	Interest and other finance expense	(34)

Three months ended December 31, 2013
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(18)	Interest and other finance expense	19

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

Notes to the Interim Consolidated Financial Information (unaudited)

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Year ended December 31,		Three months ended December 31,
not designated as a hedge	Location	2014	2013	2014	2013
Foreign exchange contracts	Total revenues	(533)	(95)	(253)	(34)
	Total cost of sales	19	80	61	30
	SG&A expenses(1)	2	(1)	3	—
	Interest and other finance expense	(260)	223	(67)	111
Embedded foreign exchange contracts	Total revenues	149	101	111	25
	Total cost of sales	(27)	(10)	(20)	(9)
Commodity contracts	Total cost of sales	(28)	(50)	(14)	(4)
	Interest and other finance expense	1	1	—	—
Interest rate contracts	Interest and other finance expense	(1)	(3)	—	—
Cash-settled call options	Interest and other finance expense	(1)	—	—	—
Total		(679)	246	(179)	119

(1) SG&A expenses represent “Selling, general and administrative expenses”.

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	December 31, 2014
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	9	9	20	16
Commodity contracts	—	—	3	—
Interest rate contracts	—	85	—	—
Cash-settled call options	21	11	—	—
Total	30	105	23	16
Derivatives not designated as hedging instruments:
Foreign exchange contracts	156	25	369	72
Commodity contracts	4	—	19	3
Cash-settled call options	1	1	—	—
Embedded foreign exchange derivatives	98	58	27	17
Total	259	84	415	92
Total fair value	289	189	438	108
Thereof, subject to close-out netting agreements	164	119	399	90

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2013
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	21	8	10	3
Commodity contracts	2	—	1	—
Interest rate contracts	—	14	—	7
Cash-settled call options	14	40	—	—
Total	37	62	11	10
Derivatives not designated as hedging instruments:
Foreign exchange contracts	272	42	121	30
Commodity contracts	6	1	15	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	57	21	55	11
Total	335	66	191	42
Total fair value	372	128	202	52
Thereof, subject to close-out netting agreements	284	63	130	40

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at December 31, 2014 and 2013, have been presented on a gross basis.

Note 6. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives, as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:                       Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include listed derivatives which are actively traded such as commodity futures, interest rate futures and certain actively-traded debt securities.

Notes to the Interim Consolidated Financial Information (unaudited)

Level 2:                       Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively-quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, reverse repurchase agreements, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, time deposits, as well as financing receivables and debt.

Level 3:                       Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures

The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

	December 31, 2014
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”:
Debt securities—Corporate	—	85	—	85
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	—	110	—	110
Debt securities—U.S. government obligations	136	—	—	136
Debt securities—Other government obligations	—	2	—	2
Debt securities—Corporate	—	652	—	652
Derivative assets—current in “Other current assets”	—	289	—	289
Derivative assets—non-current in “Other non-current assets”	—	189	—	189
Total	136	1,327	—	1,463

Liabilities
Derivative liabilities—current in “Other current liabilities”	—	438	—	438
Derivative liabilities—non-current in “Other non-current liabilities”	—	108	—	108
Total	—	546	—	546

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2013
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”:
Debt securities—Corporate	—	69	—	69
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	—	159	—	159
Debt securities—U.S. government obligations	104	—	—	104
Debt securities—European government obligations	25	—	—	25
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	146	—	146
Derivative assets—current in “Other current assets”	—	372	—	372
Derivative assets—non-current in “Other non-current assets”	—	128	—	128
Total	129	877	—	1,006

Liabilities
Derivative liabilities—current in “Other current liabilities”	3	199	—	202
Derivative liabilities—non-current in “Other non-current liabilities”	—	52	—	52
Total	3	251	—	254

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•                  Available-for-sale securities in “Cash and equivalents”, “Marketable securities and short-term investments” and “Other non-current assets”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

•                  Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the year and three months ended December 31, 2014 and 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

Disclosure about financial instruments carried on a cost basis

The fair values of financial instruments carried on a cost basis were as follows:

	December 31, 2014
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	2,218	2,218	—	—	2,218
Time deposits	3,140	—	3,140	—	3,140

Marketable securities and short-term investments (excluding available-for-sale securities):
Time deposits	200	—	200	—	200
Receivables under reverse repurchase agreements	219	—	219	—	219
Other short-term investments	6	6	—	—	6

Other non-current assets:
Loans granted	41	—	44	—	44
Held-to-maturity securities	95	—	109	—	109
Restricted cash and cash deposits	198	64	161	—	225

Liabilities
Short-term debt and current maturities of long-term debt (excluding finance lease liabilities)	324	115	209	—	324
Long-term debt (excluding finance lease liabilities)	7,224	6,148	1,404	—	7,552
Non-current deposit liabilities in “Other non-current liabilities”	222	—	267	—	267

	December 31, 2013
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	2,414	2,414	—	—	2,414
Time deposits	3,538	—	3,538	—	3,538

Marketable securities and short-term investments (excluding available-for-sale securities):
Time deposits	18	—	18	—	18
Other short-term investments	9	9	—	—	9

Other non-current assets:
Loans granted	54	—	52	—	52
Held-to-maturity securities	104	—	121	—	121
Restricted cash and cash deposits	276	95	219	—	314

Liabilities
Short-term debt and current maturities of long-term debt (excluding finance lease liabilities)	424	107	317	—	424
Long-term debt (excluding finance lease liabilities)	7,475	6,241	1,333	—	7,574
Non-current deposit liabilities in “Other non-current liabilities”	279	—	338	—	338

In the above table, certain amounts, included in Long-term debt, previously disclosed at Level 1 at December 31, 2013, have been presented as Level 2, to conform with the current year’s presentation.

Notes to the Interim Consolidated Financial Information (unaudited)

The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

•                  Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months), and Marketable securities and short-term investments (excluding available-for-sale securities): The carrying amounts approximate the fair values as the items are short-term in nature.

•                  Other non-current assets: Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), (ii) held-to-maturity securities (see Note 4) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs), (iii) restricted cash whose fair values approximate the carrying amounts (Level 1) and (iv) cash deposits pledged in respect of certain non-current deposit liabilities whose fair values are determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs).

•                  Short-term debt and current maturities of long-term debt (excluding finance lease liabilities): Includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance lease liabilities, approximate their fair values.

•                  Long-term debt (excluding finance lease liabilities): Fair values of outstanding bonds are determined using quoted market prices (Level 1 inputs), if available. For other bonds and other long-term debt, the fair values are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).

•                  Non-current deposit liabilities in “Other non-current liabilities”: The fair values of non-current deposit liabilities are determined using a discounted cash flow methodology based on risk-adjusted interest rates (Level 2 inputs).

Note 7. Debt

The Company’s total debt at December 31, 2014 and 2013, amounted to $7,691 million and $8,023 million, respectively.

Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of long-term debt” consisted of the following:

($ in millions)	December 31, 2014	December 31, 2013
Short-term debt	299	423
Current maturities of long-term debt	54	30
Total	353	453

Short-term debt primarily represents issued commercial paper and short-term loans from various banks.  At December 31, 2014 and 2013, the principal amount outstanding under the United States commercial paper program was $120 million and $100 million, respectively.

Long-term debt

The Company’s long-term debt at December 31, 2014 and 2013, amounted to $7,338 million and $7,570 million, respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 8. Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. The lower end of an estimated range is accrued when a single best estimate is not determinable. The required amounts of the provisions may change in the future as developments occur.

If a provision has been recognized for any of these matters, the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean-up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A portion of one of the acquired companies’ remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in “Other non-current assets”.

Environmental provisions included in the Company’s Consolidated Balance Sheets were as follows:

($ in millions)	December 31, 2014	December 31, 2013
Other provisions	37	37
Other non-current liabilities	109	116
Total environmental provisions	146	153

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Contingencies—Regulatory, Compliance and Legal

Antitrust

In April 2014, the European Commission announced its decision regarding its investigation of anticompetitive practices in the cables industry and granted the Company full immunity from fines under the European Commission’s leniency program. In December 2013, the Company agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into the Company’s involvement in anticompetitive practices in the cables industry and the Company agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment). The Company’s cables business remains under investigation for alleged anticompetitive practices in certain other jurisdictions. An informed judgment about the outcome of these remaining investigations or the amount of potential loss or range of loss for the Company, if any, relating to these remaining investigations cannot be made at this stage.

In Brazil, the Company’s Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of the Company, including flexible alternating current transmission systems (FACTS) and power transformers. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

In Italy, one of the Company’s recently acquired subsidiaries was raided in October 2013 by the Italian Antitrust Agency for alleged anticompetitive practices. In July 2014, the Company received the decision of

Notes to the Interim Consolidated Financial Information (unaudited)

the Italian Antitrust Agency regarding this matter. The agency closed its investigation without imposing a fine and accepted the non-financial commitments offered by the Company.

With respect to those aforementioned matters which are still ongoing, management is cooperating fully with the antitrust authorities.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anticompetitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At December 31, 2014 and 2013, the Company had aggregate liabilities of $147 million and $245 million, respectively, included in “Other provisions” and “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected outcomes.

	Maximum potential payments
($ in millions)	December 31, 2014	December 31, 2013
Performance guarantees	232	149
Financial guarantees	72	77
Indemnification guarantees	50	50
Total	354	276

The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations. In respect of the above guarantees, the carrying amounts of liabilities at December 31, 2014 and 2013, were not significant.

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. These guarantees have no fixed expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $65 million at

Notes to the Interim Consolidated Financial Information (unaudited)

both December 31, 2014 and 2013. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At December 31, 2014 and 2013, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $156 million and $70 million, respectively.

Financial guarantees and commercial commitments

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At December 31, 2014 and 2013, the Company had a maximum potential amount payable of $72 million and $77 million, respectively, under financial guarantees outstanding. Of these amounts, $12 million and $15 million at December 31, 2014 and 2013, respectively, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in 2014 and 2013.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below.

The Company issued to the purchasers of Lummus Global guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of December 31, 2014 and 2013, was $50 million.

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2014	2013

Balance at January 1,	1,362	1,291
Net change in warranties due to acquisitions and divestments	11	111
Claims paid in cash or in kind	(319)	(294)
Net increase in provision for changes in estimates, warranties issued and warranties expired	224	245
Exchange rate differences	(130)	9
Balance at December 31,	1,148	1,362

Notes to the Interim Consolidated Financial Information (unaudited)

Note 9. Employee benefits

The Company operates defined benefit and defined contribution pension plans and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies of the Company’s plans are consistent with the local government and tax requirements and several of the plans are not required to be funded according to local government and tax requirements.

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

	Year ended December 31,
	2014	2013	2014	2013
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	243	249	1	1
Interest cost	409	373	10	9
Expected return on plan assets	(481)	(479)	—	—
Amortization of prior service cost (credit)	27	34	(9)	(9)
Amortization of net actuarial loss	99	136	—	4
Curtailments, settlements and special termination benefits	4	1	—	2
Net periodic benefit cost	301	314	2	7

	Three months ended December 31,
	2014	2013	2014	2013
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	64	61	—	—
Interest cost	110	92	3	2
Expected return on plan assets	(125)	(118)	—	—
Amortization of prior service cost (credit)	7	8	(3)	(2)
Amortization of net actuarial loss	26	43	—	1
Curtailments, settlements and special termination benefits	3	1	—	2
Net periodic benefit cost	85	87	—	3

Employer contributions were as follows:

	Year ended December 31,
	2014	2013	2014	2013
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	308	403	14	15
Of which, discretionary contributions to defined benefit pension plans	75	164	—	—

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended December 31,
	2014	2013	2014	2013
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	65	87	4	4
Of which, discretionary contributions to defined benefit pension plans	—	25	—	—

During the year ended December 31, 2014, discretionary contributions included available-for-sale debt securities, having a fair value at the contribution date of $25 million, to certain of the Company’s pension plans in the United Kingdom.

During the year ended December 31, 2013, discretionary contributions included available-for-sale debt securities, having a fair value at the contribution date of $160 million, to certain of the Company’s pension plans in Germany and in the United Kingdom.

The Company expects to make contributions totaling approximately $233 million and $17 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2015.

Note 10. Stockholders’ equity

At the Annual General Meeting of Shareholders in April 2014, shareholders approved the payment of a dividend of 0.70 Swiss francs per share. The dividend was paid in May 2014 and amounted to $1,841 million.

In the second quarter of 2014, the Company purchased on the open market an aggregate of 12.0 million of its own shares to support its employee share programs. These transactions resulted in an increase in “Treasury stock” of $282 million.

Furthermore, in September 2014, the Company announced a share buyback program for the purchase of up to $4 billion of its own shares over a period ending no later than September 2016. The Company intends that approximately three quarters of the shares to be purchased will be held for cancellation (after approval from shareholders) and the remainder will be purchased to be available for delivery to employees under its employee share programs. Shares acquired for cancellation are acquired through a separate trading line on the SIX Swiss Exchange (on which only the Company can purchase shares), while shares acquired for delivery under employee share programs are acquired through the ordinary trading line. As of December 31, 2014, under the announced share buyback program, the Company had purchased 26.0 million shares for cancellation and 6.8 million shares to support its employee share programs. These transactions resulted in an increase in “Treasury stock” of $733 million.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 11. Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share:

	Year ended December 31,		Three months ended December 31,
($ in millions, except per share data in $)	2014	2013	2014	2013

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,570	2,824	666	547
Income (loss) from discontinued operations, net of tax	24	(37)	14	(22)
Net income	2,594	2,787	680	525

Weighted-average number of shares outstanding (in millions)	2,288	2,297	2,266	2,299

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.12	1.23	0.29	0.24
Income (loss) from discontinued operations, net of tax	0.01	(0.02)	0.01	(0.01)
Net income	1.13	1.21	0.30	0.23

Diluted earnings per share:

	Year ended December 31,		Three months ended December 31,
($ in millions, except per share data in $)	2014	2013	2014	2013

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,570	2,824	666	547
Income (loss) from discontinued operations, net of tax	24	(37)	14	(22)
Net income	2,594	2,787	680	525

Weighted-average number of shares outstanding (in millions)	2,288	2,297	2,266	2,299
Effect of dilutive securities:
Call options and shares	7	8	6	9
Dilutive weighted-average number of shares outstanding	2,295	2,305	2,272	2,308

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.12	1.23	0.29	0.24
Income (loss) from discontinued operations, net of tax	0.01	(0.02)	0.01	(0.01)
Net income	1.13	1.21	0.30	0.23

Notes to the Interim Consolidated Financial Information (unaudited)

Note 12. Reclassifications out of accumulated other comprehensive loss

The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net of tax:

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2013	(580)	24	(2,004)	37	(2,523)

Other comprehensive (loss) income before reclassifications	141	(4)	275	28	440
Amounts reclassified from OCI	—	(13)	122	(43)	66
Total other comprehensive (loss) income	141	(17)	397	(15)	506

Less:
Amounts attributable to noncontrolling interests	(8)	—	3	—	(5)
Balance at December 31, 2013	(431)	7	(1,610)	22	(2,012)

Other comprehensive (loss) income before reclassifications	(1,680)	(9)	(617)	(52)	(2,358)
Amounts reclassified from OCI	—	15	96	9	120
Total other comprehensive (loss) income	(1,680)	6	(521)	(43)	(2,238)

Less:
Amounts attributable to noncontrolling interests	(9)	—	—	—	(9)
Balance at December 31, 2014	(2,102)	13	(2,131)	(21)	(4,241)

The following table reflects amounts reclassified out of OCI in respect of pension and other postretirement plan adjustments and unrealized gains (losses) of cash flow hedge derivatives:

($ in millions)	Location of (gains) losses	Year ended December 31,		Three months ended December 31,
Details about OCI components	reclassified from OCI	2014	2013	2014	2013

Pension and other postretirement plan adjustments:
Amortization of prior service cost	Net periodic benefit cost(1)	18	25	4	6
Amortization of net actuarial loss	Net periodic benefit cost(1)	99	140	26	44
Total before tax		117	165	30	50
Tax	Provision for taxes	(21)	(43)	(3)	(10)
Amounts reclassified from OCI		96	122	27	40

Unrealized gains (losses) of cash flow hedge derivatives:
Foreign exchange contracts	Total revenues	9	(52)	6	(12)
	Total cost of sales	(8)	1	(1)	(5)
Commodity contracts	Total cost of sales	3	5	1	2
Cash-settled call options	SG&A expenses(2)	6	(8)	1	(5)
Total before tax		10	(54)	7	(20)
Tax	Provision for taxes	(1)	11	(1)	5
Amounts reclassified from OCI		9	(43)	6	(15)

(1)	These components are included in the computation of net periodic benefit cost (see Note 9).
(2)	SG&A expenses represent “Selling, general and administrative expenses”.

The amounts in respect of unrealized gains (losses) on available-for-sale securities were not significant for the year and three months ended December 31, 2014 and 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 13. Restructuring and related expenses

In 2014 and 2013, the Company executed restructuring-related activities and incurred expenses of $235 million and $252 million, respectively, which were mainly recorded in total cost of sales. Expenses for the three months ended December 31, 2014 and 2013, amounted to $93 million and $158 million, respectively. The amount for the three months ended December 31, 2014 did not include any individually significant restructuring-related charges, while the amount for the three months ended December 31, 2013, included approximately $50 million of restructuring-related charges within the Power Systems segment.

	Year ended December 31,		Three months ended December 31,
($ in millions)	2014	2013	2014	2013
Employee severance costs	177	154	75	90
Estimated contract settlement, loss order and other costs	31	78	9	58
Inventory and long-lived asset impairments	27	20	9	10
Total	235	252	93	158

Note 14. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Discrete Automation and Motion, Low Voltage Products, Process Automation, Power Products and Power Systems. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solutions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities.

•                  Low Voltage Products: manufactures and sells products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition, the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

•                  Power Products: manufactures and sells a wide range of products across voltage levels, including circuit breakers, switchgear, capacitors, instrument transformers, power, distribution and traction transformers for electrical and other infrastructure utilities, as well as industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties, for power generation, transmission and distribution utilities, other infrastructure utilities, as well as other industrial and commercial enterprises.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor business activities.

Notes to the Interim Consolidated Financial Information (unaudited)

The Company evaluates the profitability of its segments based on Operational EBITDA, which represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITDA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

The following tables present segment revenues, Operational EBITDA, and the reconciliations of consolidated Operational EBITDA to income from continuing operations before taxes for the year and three months ended December 31, 2014 and 2013, as well as total assets at December 31, 2014 and 2013.

	Year ended December 31, 2014
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	9,296	846	10,142
Low Voltage Products	7,117	415	7,532
Process Automation	7,745	203	7,948
Power Products	8,782	1,551	10,333
Power Systems	6,686	334	7,020
Corporate and Other	204	1,592	1,796
Intersegment elimination	—	(4,941)	(4,941)
Consolidated	39,830	—	39,830

	Year ended December 31, 2013
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	8,909	1,006	9,915
Low Voltage Products	7,338	391	7,729
Process Automation	8,287	210	8,497
Power Products	9,096	1,936	11,032
Power Systems	8,025	350	8,375
Corporate and Other	193	1,583	1,776
Intersegment elimination	—	(5,476)	(5,476)
Consolidated	41,848	—	41,848

	Three months ended December 31, 2014
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,353	230	2,583
Low Voltage Products	1,689	104	1,793
Process Automation	2,040	54	2,094
Power Products	2,389	436	2,825
Power Systems	1,883	82	1,965
Corporate and Other	(8)	372	364
Intersegment elimination	—	(1,278)	(1,278)
Consolidated	10,346	—	10,346

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended December 31, 2013
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,416	271	2,687
Low Voltage Products	1,910	112	2,022
Process Automation	2,207	54	2,261
Power Products	2,546	524	3,070
Power Systems	2,216	84	2,300
Corporate and Other	78	413	491
Intersegment elimination	—	(1,458)	(1,458)
Consolidated	11,373	—	11,373

	Year ended December 31,		Three months ended December 31,
($ in millions)	2014	2013	2014	2013
Operational EBITDA:
Discrete Automation and Motion	1,760	1,783	444	463
Low Voltage Products	1,429	1,468	355	386
Process Automation	1,029	1,096	278	296
Power Products	1,519	1,637	410	467
Power Systems	5	419	49	(50)
Corporate and Other and Intersegment elimination	(342)	(328)	(156)	(144)
Consolidated Operational EBITDA	5,400	6,075	1,380	1,418
Depreciation and amortization	(1,305)	(1,318)	(317)	(352)
Restructuring and restructuring-related expenses	(235)	(252)	(93)	(158)
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	482	(181)	122	(89)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(223)	60	(22)	(7)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(42)	14	(22)	20
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	101	(11)	1	(9)
Income from operations	4,178	4,387	1,049	823
Interest and dividend income	80	69	23	19
Interest and other finance expense	(362)	(390)	(107)	(91)
Income from continuing operations before taxes	3,896	4,066	965	751

	Total assets(1)
($ in millions)	December 31, 2014	December 31, 2013
Discrete Automation and Motion	10,123	10,931
Low Voltage Products	7,978	9,389
Process Automation	4,268	4,537
Power Products	7,396	7,669
Power Systems	6,855	7,905
Corporate and Other	8,258	7,633
Consolidated	44,878	48,064

(1)           Total assets are after intersegment eliminations and therefore reflect third-party assets only.

October — December 2014 — Q4

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, call options and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Granted *	Purchased	Sold	Price
Hubertus von Grünberg	10.11.2014	Shares	20,976			CHF 21.02
Michel de Rosen	10.11.2014	Shares	3,185			CHF 21.02
Michael Treschow	10.11.2014	Shares	3,458			CHF 21.02
Louis R. Hughes	10.11.2014	Shares	3,417			CHF 21.02
Ying Yeh	10.11.2014	Shares	2,736			CHF 21.02
Roger Agnelli	10.11.2014	Shares	2,779			CHF 21.02
Matti Alahuhta	10.11.2014	Shares	2,912			CHF 21.02
Jacob Wallenberg	10.11.2014	Shares	3,003			CHF 21.02
Ulrich Spiesshofer	17.11.2014	Shares		484		CHF 20.82
Eric Elzvik	17.11.2014	Shares		484		CHF 20.82
Bernhard Jucker	17.11.2014	Shares		484		CHF 20.82
Pekka Tiitinen	17.11.2014	Shares		484		CHF 20.82
Pekka Tiitinen	18.11.2014	Shares		1516		CHF 21.59
Louis R. Hughes	21.11.2014	Shares			4272	CHF 21.52

Key:

* Granted instruments were delivered as part of the ABB Ltd Director’s or Executive Committee Member’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 6, 2015	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance